BB 3/9 *

[redacted]

09059425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 67690

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MJC Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 5th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Cicco — (646) 775-9715
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/16

OATH OR AFFIRMATION

I, Martin Cicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MJC Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET A. ASH
NOTARY PUBLIC, State of New York
No. 31-4889607
Qualified in New York County
Commission Expires April 13, 2011

Margaret A Ash
Notary Public

MJC
Signature

MANAGING PARTNER
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MJC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

MJC ADVISORS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
MJC Advisors, LLC

We have audited the accompanying statement of financial condition of MJC Advisors, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MJC Advisors, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2009

MJC ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	127,914
Fees receivable		50,000
Prepaid expenses		400
	$	178,314
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	21,000
Member's equity		157,314
	$	178,314

See accompanying notes to financial statements.

MJC ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

MJC Advisors, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on June 23, 2006. The Company is a wholly owned subsidiary of MJC Associates, LLC and relies on MJC Associates, LLC for financing from time to time. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of February 27, 2008. Operations consist primarily of providing strategic advisory, asset-related financing and capital markets-related consulting services to companies as well as institutional and certain ultra-high net worth investors within the real estate and hospitality markets.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Advisory Fees

The Company receives fee income for its services pursuant to an engagement letter executed between the Company and its clients. All fees are dependent on the negotiated terms of its engagements, which may vary considerably depending on the nature of the assignment. The Company's fees may be contingent upon the successful completion of a transaction and are calculated as a percentage of the transaction's overall value. Transactions may include the consummation of a purchase or the sale or financing of a property portfolio or a property company. The Company may also receive monthly retainers for its services which may or may not be deductable from the success fee upon completion of the transaction. Retainer fees are generally billed at the beginning of each month, and success fees are usually due and payable at the closing of the transaction on which the Company advised. Advisory fee revenues are recognized in accordance with the terms of the respective agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because members record their share the Company's income or loss on their individual income tax returns.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Fund has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Fund's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

Pursuant to separate servicing and licensing agreements with Lubert Adler and Independence Capital Partners, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated per the agreements. Lubert Adler is a minority investor (1.56% partnership interest on a fully-converted basis) of MJC Associates, LLC. Independence Capital Partners is an affiliate of Lubert Adler.

As of December 31, 2008, rent and administrative expenses under these agreements was approximately $30,000 and 105,000, respectively.

Future minimum lease payments of the lease for the years ended 2009 and 2010 are approximately $33,000 and $3,000, respectively.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid during the first year of operations. At December 31, 2008, the Company's net capital was $106,914, which was $101,914 in excess of its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Concentrations of credit risk

The Company maintains its cash balances in a financial institution, JPMorgan Chase. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.